EXHIBIT 99.3

STEALTH BIOTHERAPEUTICS CORP

(the “Company”)

SHAREHOLDER PROXY

I, ________________________, hereby appoint any one or more Directors of the Company or the Chairman of the Annual General Meeting of the Ordinary Shareholders of the Company to be held on March 25, 2020 via teleconference at 8:30am, Cayman Island time, or any adjournment thereof (the “Meeting”) to be its proxy and to vote for it and on its behalf to do all acts and things which it could personally have done at that meeting of the Company, in such manner as its proxy and if expedient to demand a poll.

This form is to be used in respect of the resolutions mentioned below as follows (check the appropriate box to mark your vote):

Resolution 1:

Re-election of Gerald Lokchung Chan as Class I Director	☐ For	☐ Against

Re-election of Edward P. Owens as Class I Director	☐ For	☐ Against

Resolution 2: Increase of Authorised Share Capital	☐ For	☐ Against

Resolution 3: Adoption of 2020 ADS Incentive Plan	☐ For	☐ Against

Resolution 4: Amendments to 2019 Share Incentive Plan	☐ For	☐ Against

Unless otherwise instructed, the proxy may vote as the proxy thinks fit or abstain from voting in respect of the resolutions specified and also on any other business (including amendments to resolutions and appointment of the Chairman of the Meeting) which may properly come before the Meeting.

Signed:

Dated:

NOTES

1.

A member entitled to attend and vote at the Meeting may appoint a proxy to attend and, on a poll, vote in place of the member. A proxy need not be a member of the Company. A member may chose a proxy of a member’s own choice by inserting the proxy’s name on this proxy form in the space provided above.

2.	If the appointer is a corporation, this form must be executed under its common seal or the hand of a duly authorised officer.

3.

If the proxy form is returned without an indication as to how the proxy is to vote on a particular matter, the proxy will exercise the proxy’s discretion as to whether, and how the proxy will vote or will vote in favour of the Directors’ recommendations.

4.	In the case of joint holders, any holder may sign this form.

5.	Any alterations made in this form must be initialled.

To be effective, the proxy form and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at the registered office of the Company no later than the time for holding the Meeting or, if the Meeting is adjourned, the time for holding such adjourned meeting. Completion and return of the proxy form will not prevent shareholders entitled to vote from attending and voting in person at the Meeting.